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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-0071~~
8-00071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RICHARDS, MERRILL + PETERSON

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

U.S. Bank Building, One Skywalk,422 West Riverside
(No. and Street)

Spokane	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TOM MCDONALD 509-624-3174
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

601 W. RIVERSIDE AVE, STE 1800	SPOKANE	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOHN S. LARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICHARDS, MERRILL & PETERSON, INC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TOM MCDONALD
STATE OF WASHINGTON
NOTARY PUBLIC
MY COMMISSION EXPIRES
09-20-19

[signature]
Signature

PRESIDENT
Title

Tom McDonald
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) management statement regarding compliance w/ certain exemption provisions under 15c3-3
- x (p) Report of independent Registered Public Accounting Firm

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm and Financial Statements with Supplemental Information for

Richards, Merrill & Peterson, Inc.

December 31, 2016

MOSS ADAMS LLP

Certified Public Accountants | Business Consultants

CONTENTS

MOSS ADAMS LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Richards, Merrill & Peterson, Inc.

We have audited the accompanying statement of financial condition of Richards, Merrill & Peterson, Inc. (Company) as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richards, Merrill & Peterson, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(continued)

The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

Moss Adams LLP

Spokane, Washington
February 24, 2017

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31, 2016
Cash	$ 68,202
Receivable from clearing organization	151,614
Furniture and equipment, at cost, less accumulated depreciation of $93,673	27,887
Prepaid expenses	12,792
Prepaid federal income tax	2,210
Deposit with clearing organization	250,000
Other assets	391
Total assets	$ 513,096

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Deferred revenue	$ 45,000
Accounts payable and accrued liabilities	4,616
Deferred income taxes	369
Total liabilities	49,985
STOCKHOLDERS' EQUITY	
Common stock $1 par value; 50,000 shares authorized; 600 shares issued and outstanding	600
Additional paid-in capital	89,610
Retained earnings	372,901
Total stockholders' equity	463,111
Total liabilities and stockholders' equity	$ 513,096

See accompanying notes.

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF INCOME

	Year Ended December 31, 2016
REVENUES	
Commission income	$ 2,099,018
Investment advisory fee income	394,137
Clearing organization business transaction income	45,000
	2,538,155
EXPENSES	
Commissions	1,295,723
Employee compensation	611,795
Service provider charges	88,130
Professional services	119,160
Occupancy	99,463
Sales expenses	56,235
Communications	27,415
Subscriptions	11,008
Taxes other than income taxes	41,271
Regulatory fees	114,560
Quotation services	26,138
Other operating expenses	32,870
	2,523,768
Income from operations	14,387
OTHER INCOME	
Interest and dividends earned	
Other	16,490
	16,490
Income before income tax	30,877
Income tax expense	
Current	7,182
Deferred	0
	7,182
Net income	$ 23,695

See accompanying notes.

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2015	$ 600	$ 89,610	$ 384,210	$ 474,420
Net income	-	-	23,695	23,695
Dividends paid to stockholders	-	-	(35,002)	(35,002)
Balance, December 31, 2016	$ 600	$ 89,610	$ 372,903	$ 463,113

See accompanying notes.

	Year Ended December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 23,695
Adjustments to reconcile net income to net cash from operating activities	
Depreciation expense	13,873
Change in assets and liabilities	
Prepaid federal income tax	7,182
Receivable from clearing organization	(30,560)
Other receivables	9,144
Other assets	(3,352)
Deferred revenue	(45,000)
Accounts payable and accrued liabilities	572
Net cash used in operating activities	(24,446)
CASH FLOWS FROM INVESTING ACTIVITIES	
Equipment disposed	545
Purchase of furniture and equipment	(7,862)
Net cash used in investing activities	(7,317)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid to stockholders	(35,002)
NET CHANGE IN CASH	(66,765)
Cash, beginning of year	134,967
Cash, end of year	$ 68,202
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION	
Cash paid during the year for income taxes	$ -

See accompanying notes.

Note 1 – Organization and Nature of Business

Richards, Merrill & Peterson, Inc. (Company) is a registered broker-dealer engaged primarily in providing brokerage and investment advisory services to clients in Spokane, Washington, and the surrounding area.

The Company is incorporated in the state of Washington and is registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 – Significant Accounting Policies

Basis of accounting – Customers' securities transactions are recorded on a settlement-date basis, generally three business days after trade date for municipal, corporate, and equity securities and one business day after trade date for U.S. government securities. Related commission income and expenses are recorded on a settlement date basis. As of December 31, 2016, and for the year then ended, the Company's financial condition and results of operations using the settlement-date basis are not materially different from recording transactions on a trade-date basis.

Cash and cash equivalents – For the purposes of reporting cash flows, cash and cash equivalents include deposits with financial institutions. See Note 6 for additional details.

Deposits – The Company has an agreement with First Clearing Corporation (FCC), whereby FCC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 30 days prior written notice of either party. The Company is subject to a termination fee if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does maintain a deposit in the amount of $250,000 held at FCC as of December 31, 2016.

Receivables – Receivables consist primarily of commissions due from mutual funds and the Company's clearing broker, and are typically received upon settlement of the transaction. Accordingly, management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses (none) and industry and economic conditions.

Depreciation – Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by straight-line and accelerated methods over estimated useful lives of five to seven years. Depreciation expense for the year ended December 31, 2016, was $13,873.

Deferred Revenue – Deferred revenue represents revenues collected from clearing firm to offset conversion expense. Revenue is being amortized over the life of the clearing contract at a rate of $45,000 per year. One year of recognition remains.

Note 2 – Significant Accounting Policies (continued)

Paid time off – Employees are entitled to paid vacation, sick, and personal days off depending on job classification, length of service, and other factors. These benefits do not carry over and must be used by year end. Accordingly, no provision for such benefits is appropriate in the accompanying financial statements.

Accounting estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Managed account fees – Managed account fees are billed on a quarterly basis at the beginning of the quarter, and allocated over three months. Any account refunds or credits are prorated over the remainder of the quarter.

Income taxes – Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. As of December 31, 2016, the Company had no deferred tax assets recorded and had recorded a deferred tax liability of $369.

The Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 9 for additional details.

Subsequent events – The Company has evaluated subsequent events through February 24, 2016, the date the audited financial statements were available to be issued, and has recognized the effects of those subsequent events, if any, as required by accounting principles generally accepted in the United States of America.

Note 3 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000. The SEC also requires the ratio of aggregate indebtedness to net capital shall not exceed 1,500% (15 to 1). At December 31, 2016, the Company had net capital of $420,222 which was $320,222 in excess of its total Rule 15c3-1 required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .0110 to 1.

Note 4 – Securities Owned

The Company did not own any securities at December 31, 2016.

Note 5 – Defined Contribution 401(k) Plan

The Company sponsors a defined contribution 401(k) plan that covers all employees who regularly work 1,000 hours or more per year. Employees may contribute up to 100% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 4% of participants' compensation. For the year ended December 31, 2016, the Company made discretionary contributions of $55,190.

Note 6 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The amount on deposit with financial institutions fluctuates but does not exceed the insured limit by the U.S. Federal Deposit Insurance Corporation. As of December 31, 2016, the Company had no uninsured deposits held at corresponding financial institutions.

Note 7 – Lease Agreement

The Company is leasing office space on a five-year lease expiring October 31, 2020. Total lease expense for the year ended December 31, 2016 was $72,546. Pursuant to the terms of noncancelable lease agreements in effect at December 31, 2016, pertaining to premises and equipment, future minimum lease commitments under various operating leases are as follows:

Year Ended December 31,	
2017	$ 73,000
2018	74,710
2019	76,580
2020	65,150
Total minimum payments required	$ 289,440

Note 8 – Income Taxes

The deferred tax liability at December 31, 2016, relates to differences between book and tax depreciation. The components of the net deferred income tax liability in the statement of financial condition are as follows:

Deferred income tax liability	
Depreciation	$ 369

The effective tax rate differs from the statutory federal rate at December 31, 2016, presented as follows:

Federal income tax at statutory rates	$ 10,557
Effect of permanent differences	4,444
Effect of lower brackets	(7,819)
Income tax expense	$ 7,182

The Company files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to tax examinations by U.S. tax authorities for years before 2011. The Company does not have any uncertain tax positions. As of December 31, 2016 there is no accrued interest or penalties recorded in the financial statements.

SUPPLEMENTARY INFORMATION

RICHARDS, MERRILL & PETERSON, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

		December 31, 2016
NET CAPITAL		
Total stockholders' equity	$	463,111
Deduct nonallowable assets:		
Furniture & equipment less accumulated depreciation		27,887
Prepaid expenses		12,792
Prepaid federal income tax		2,210
Net capital	$	420,222
AGGREGATE INDEBTEDNESS		
Total liabilities	$	49,985
Deduct deferred federal income tax		369
Deduct deferred revenue		45,000
Total aggregate indebtedness	$	4,616
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital	$	420,222
Minimum net capital required		100,000
Capital in excess of minimum requirement	$	320,222
Ratio of aggregate indebtedness to net capital		1.10%